Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 28, 2013

Fantex, Inc.

On October 24, 2013, Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, participated in interviews with several media outlets. These interviews were broadcast, either live or taped, in part or in whole, via radio or the internet by each of The Street and 104.5 The Zone (collectively, the “Broadcasts”). Each of the Broadcasts references an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The broadcast transcript attached as Annex A was originally broadcast by The Street (“The Street Broadcast”) and the broadcast transcript attached as Annex B was originally broadcast by 104.5 The Zone (“The Zone Broadcast”).

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other Broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

The Street Broadcast

•                  The Street Broadcast states “Arian Foster may be a power player on the field, but would he be an asset to your portfolio? One company is allowing fans to invest in an athlete’s success, literally” and “as you go to pursue other players that fans can invest in.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (“brand contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

The Zone Broadcast

•                  The Zone Broadcast asks “what do you anticipate happening in two weeks when people can get on there and dive in?” Potential investors can currently open and fund an account with Fantex Brokerage Services, LLC, an affiliate of the Company and a registered alternative trading system, but cannot place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock. The Company seeks to clarify that while the platform may open for reservations at an earlier time, reservations may only be accepted, if at all, and shares of Fantex Series Arian Foster may only be sold, if at all, once the SEC declares the Registration Statement effective. Please see the section of the Registration Statement entitled “Underwriting (Conflicts of Interest)” for a full description of the Offering process.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the commencement or completion of the Offering, future brand income under the Company’s brand contract with Mr. Foster, the Company’s ability to build a portfolio of brands, longevity of Mr. Foster’s career, the ability to contribute to Arian Foster’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, the intended use of the net proceeds from the Offering, prospects, growth and strategies, goals, plans, capital structure, and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “anticipate,” “believe,” “might,” “will,” “would,” “should,” “can” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of The Street interview broadcast on October 24, 2013

MEDIA:	Webcast
STATION:	The Street
MARKET:	National
SHOW:	The Street
SUBJECT:	Fantex CEO Buck French

Brittany Umar, Reporter:

Arian Foster may be a power player on the field, but would he be an asset to your portfolio? One company is allowing fans to invest in an athlete’s success, literally. I’m here with CEO of Fantex, Buck French.

Buck, tell me, how did this idea even come about, and how does it work?

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

Sure. So, my fellow co-founder, Dave Beirne, came up with the idea initially, and the way it works is we sign a brand contract with Arian Foster that defines what makes up his brand income—things like his NFL playing contract, endorsement fees, appearance fees—and then, based on the valuation that would come together of what all that is worth into the future, we came up with a purchase price of $10 million for 20 percent of that future income stream.

Umar:

So, this essentially means, though, going forward, even after his playing days are over, Arian Foster will have to give up a piece of his future earnings. What was his reaction when you approached him with this kind of idea?

French:

So, clearly, he embraced it. We went through his agent initially, and then we met with his business manager, and then we met with Arian. So, he was well briefed on what we were doing, and he embraced the whole concept.

Umar:

Now, but it is an unusual concept, so I would imagine that, as you go to pursue other players that fans can invest in, you might get some hesitation. How do you go about pursuing them?

French:

So, it is an unusual concept, absolutely, and for those athletes that see this as an opportunity to help build their brand, we welcome to talk to them and see if there’s a fit.

Umar:

When investing in anything, there are risks, though. What if Arian Foster gets injured? What if the NFL steps in? What if they’re unhappy with the contract in some way? How do you protect your company? How do you protect your investors?

French:

Sure. So, at the end of the day, those are all risks that are laid out in the prospectus, and because this is unique and new, everyone should understand all the risks. If we build a company that services its customers properly and complies with all the rules and regulations out there, then we believe we’ll be successful.

Umar:

So, who would you say is your target investor? Are you looking at just fans of Arian Foster, or are you looking at Wall Street, fantasy football fans—who do you think is your target?

French:

Anyone that is interested in looking at an alternative asset that meets their risk profiles, then they should go to Fantex.com and check out the prospectus and understand what they’re getting involved.

Umar:

All right. And I’m assuming you’re pursuing other players, other NFL players? Are you looking beyond the NFL for the future?

French:

Sure. So, our goal is to sign and work with other athletes beyond just the NFL, across the world of sports.

Umar:

All right. Thanks so much.

French:

Thank you.

Umar:

Buck French, CEO of Fantex. I’m Brittany Umar for The Street.

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Annex B

Transcript of 104.5 The Zone interview broadcast on October 24, 2013

MEDIA:	Radio
STATION:	WGFX
MARKET:	Nashville, TN
PROGRAM:	Midday 180
SUBJECT:	Buck French, CEO of Fantex

Host #1:

Right now, though, Buck French, who is the CEO of Fantex Holdings. We discussed this yesterday with the story coming out about Arian Foster, and Buck nice enough to join us today.

Buck, how are you?

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

I’m doing well. How are you?

Host #1:

Very well. Thank you for coming on.

Host #2:

And, Buck, reading about your company, first off, we talked about yesterday—it’s a brilliant idea. And you guys talk about tracking the brand of an athlete in a separate economic performance of a specific brand. Does that mean we’re talking about percentage of total earning here, if you invest, that you could get back, or is it just simply based on the brand, maybe what they make away from the playing field?

French:

So, the contract that we signed with Arian Foster defines his brand income as things such as his NFL playing contract, endorsements, appearance fees, in his post-career should he become a broadcaster or a talk show host, things of that. So, when we think of brand, we think of not just their playing career or what they do on the field. We also capture stuff from off-the-field work as well.

Host #2:

How long did you speak with Arian Foster about this opportunity before he eventually agreed to it? Have you contacted other athletes out there about this opportunity, either before or after Arian Foster signed up?

French:

So, we signed the contract with Arian Foster on February 28th of this year, so we talked to him for several months prior to actually him making the decision. Our goal is to sign other athletes across the world of sports over time, as well as to enter into the entertainment sector.

Host #1:

How did you come up with this idea, and have other companies tried to do this but just could not get an athlete to jump on board with the idea?

French:

So, the idea came from my fellow co-founder, Dave Beirne. He came up with the original idea about helping develop the brands of athletes and taking more of a brand management, brand marketing approach to it. Our goal of Fantex Inc. is to create a brand that has a longevity that survives the playing career. So, that’s kind of how the idea initially got formulated.

Host #3:

So, for people that are just hearing about the first time, run me through. If I want to invest in him, how does it work?

French:

Well, you’re not investing directly in Arian Foster or his brand contract. The way the security is structured it’s a Fantex, Inc. tracking stock that is linked to the value and the performance of that brand contract that we signed with Arian. So, if you were interested in understanding and exploring it, you could actually go to Fantex.com, register for an account, fund an account, and in the future, when the security goes up for reservations in about two weeks, then you could reserve the shares if you thought it met your risk profile.

Host #3:

What’s your sense of how America’s kind of reacting to this, and what do you anticipate happening in two weeks when people can get on there and dive in?

French:

You know, I have no idea. We’ve had tremendous amount of interest from the media and across the country, let alone other countries as well, and so we’re excited to keep moving forward with our business and see what happens.

Host #2:

And Buck, right now, you’re working with Arian Foster, and he’s the only professional athlete signed up. You mentioned that you’re looking to branch out: other pro athletes, entertainers also. Is this something that could even evolve to college athletes, high school athletes, on down the line, that you could get them involved in something like this? And with all the talk about the NCAA and changes coming, is this kind of a possible loophole down the road where these guys could get paid based on a company like yours?

French:

You know, we’re just focused on professional brands right now. We haven’t really explored even the concept of going into amateur sports. First and foremost is get the business up and running and growing, and then we’ll obviously look at other opportunities down the road.

Host #2:

I know John Elway is involved with your company also. How did he get involved, and exactly what is his involvement with you guys?

French:

So, John is on Fantex Holdings’ board. So, there’s Fantex Holdings and then there’s Fantex Inc. which is the registrant—it’s the brand-building company that has signed the agreement with Arian Foster and which will fund that agreement by selling shares in Fantex Inc’s. tracking stock that’s linked to that contract via Fantex Brokerage Services, our affiliated broker/dealer. So, John sits atop of the holdings with the other directors of Fantex Holdings. He got involved, really, because my fellow co-founder, Dave Beirne, who came up with the idea, really was based on when he was working with John and Michael Jordan and Wayne Gretzky on a company called MVP.com about a decade ago. So, the fact that he actually built a post-career brand and those three guys did, the idea that got sparked in Dave’s mind was why can’t others do this? What is so unique? I mean, obviously, they’re great players, but that doesn’t—there’s been lots of great players that didn’t have a post-career with their brand. So, why was it? What were the attributes? What were the things that they did that allowed them to achieve it? So, that’s kind of how John has been involved in the company is helping us understand that.

Host #1:

Would you consider this a high-risk, high-reward proposition?

French:

I would certainly characterize this as a high risk, and again, determine whether they see the reward on the other side, but I will say, as we lay out in the prospectus, there are risks associated with this. But, as in anything, opportunity and risk do go hand in hand.

Host #3:

How good are you on the capital front in terms of stockpiling guys? Like what kind of roster would you like to have in short order? Are you looking for just a few select guys, or are you looking for a broad menu, a broad, diverse menu of guys you think are going to pan out in this way?

French:

So, as I said, our goal is to work with athletes across the world of sport in different sports and different countries; ultimately, that is the goal, and not just different sports, but in different phases of their careers. So, from a brand perspective, we want to work with people early in the career, mid, late, and even brands that have a post-career now we want to work with. So, we’re not just focused on a certain segment. It kind of covers sports, and it covers different stages in which the brand has developed in that sport or even post-career.

Host #2:

Can you explain exactly, just for the layman out there, what is a tracking stock that you mentioned earlier? And also, the explanation of you’re not just investing in Arian Foster; you’re investing in Fantex Inc.?

French:

Yeah, so the tracking stock is a Fantex Inc. tracking stock, which means you’re ultimately investing in Fantex Inc. The tracking stock, though, is a way in which you can link the value and the performance of the security to an asset that Fantex Inc. has; in this instance, the contract that we’ve signed with Arian Foster that defines his brand income and his responsibilities under that. So, it’s a way in which you’re not investing directly in an athlete; you’re not directly in their brand; you’re investing in Fantex Inc., and that stock is designed to have a link to the value and the performance of the contract, which ultimately means the performance of Arian Foster’s brand.

Host #3:

Buck, one more time, if you could give us the website and information of how people who want to look into this can?

French:

Yeah, sure, and sorry—I wasn’t trying to avoid your question. [Laughs] You can go, if you’re interested in learning more, you can go to Fantex.com, where you can read the prospectus. If you’re interested, you can register for an account, fund the account, but we encourage you to check out the prospectus if you’re interested in learning more.

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